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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                       EFFECTIVE MANAGEMENT SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

                       EFFECTIVE MANAGEMENT SYSTEMS, INC.
                     (NAMES OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

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                                  282017 10 2
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                               MICHAEL D. DUNHAM
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       EFFECTIVE MANAGEMENT SYSTEMS, INC.
                             12000 WEST PARK PLACE
                           MILWAUKEE, WISCONSIN 53224
                                 (414) 359-9800
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH COPIES TO:

                              PHILLIP J. HANRAHAN
                                 JAY O. ROTHMAN
                                RUSSELL E. RYBA
                                FOLEY & LARDNER
                           777 EAST WISCONSIN AVENUE
                        MILWAUKEE, WISCONSIN 53202-5367
                                 (414) 271-2400

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Effective Management Systems, Inc., a Wisconsin corporation (the "Company"). The address of the principal executive offices of the Company is 12000 West Park Place, Milwaukee, Wisconsin 53224. The title of the class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (as amended or supplemented, this "Schedule 14D-9") relates is the common stock, $.01 par value per share, of the Company (the "Common Stock"). Reference herein to the "Shares" means all issued and outstanding shares of the Common Stock.

ITEM 2.  TENDER OFFER OF THE PURCHASER.

     This Schedule 14D-9 relates to the cash tender offer by IFS Acquisition, Inc., a Wisconsin corporation (the "Purchaser") and a wholly-owned subsidiary of IFS Americas, Inc., a Delaware corporation ("Parent"), as disclosed in the Tender Offer Statement on Schedule 14D-1, dated September 8, 1999 (as amended or supplemented, the "Schedule 14D-1"), to purchase all outstanding Shares at $4.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated September 8, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of September 1, 1999 (the "Merger Agreement"), by and among Parent, the Purchaser and the Company. Pursuant to the Merger Agreement, as soon as practicable after completion of the Offer and satisfaction or waiver of all conditions to the Merger (as defined below), the Purchaser and the Company will be merged (the "Merger"), and the surviving corporation in the Merger (the "Surviving Corporation") will be a wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to such time (other than Shares held by Parent, the Purchaser, any wholly-owned subsidiary of Parent or the Purchaser, in the treasury of the Company or by any wholly-owned subsidiary of the Company, and by shareholders who perfect their dissenters' rights under Wisconsin law) will be converted into the right to receive $4.50 in cash or any higher price per Share paid in the Offer (the "Offer Price"), without interest thereon. The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

     Based on the information in the Schedule 14D-1, the principal executive offices of Parent and the Purchaser are located at 1900 East Golf Road, Suite 900, Schaumburg, Illinois 60173.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     (b) The provisions of the Merger Agreement relating to the election and designation of directors to the Board of Directors of the Company are subject to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which requires the Company to mail to its shareholders an Information Statement (the "Information Statement") containing the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Reference is made to the information contained under the captions "General
Information Regarding the Company," "Directors and Executive Officers of the Company -- Information Concerning the Board of Directors," "Executive Compensation," "Related Party Transactions" and "Principal Shareholders" in the Information Statement. The Information Statement is attached as Schedule I hereto and is incorporated herein by reference. Except as described below or incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent, the Purchaser, their executive officers, directors or affiliates.
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COMPANY OPTION PLANS AND AGREEMENTS

     The Merger Agreement provides that at or prior to the closing of the transactions contemplated thereby, all outstanding employee and director options to purchase Shares (individually, an "Option" and collectively, "Options") will be adjusted so that each Option will thereafter be a right to receive the Offer Price, in lieu of any Shares, upon the exercise of the Option and payment of the exercise price thereof (with no other terms of the Options being affected by the foregoing adjustment).

EMPLOYMENT AND SEVERANCE AGREEMENTS

     Each of Michael D. Dunham (President and Chief Executive Officer of the Company), Thomas M. Dykstra (Vice President, Secretary and Treasurer of the Company) and Richard W. Grelck (Chief Operating Officer of the Company) entered into an Employment, Confidentiality, Non-Competition and Severance Agreement, dated as of March 19, 1999, with the Company that provides that while each such individual remains employed with the Company (subject to either party terminating the agreement), his base salary shall not be reduced (unless there is a corporate-wide reduction applicable to all the Company's executives), he will continue to perform the duties associated with his position with the Company as of such date (i.e., President and Chief Executive Officer; Vice President, Secretary and Treasurer; and Chief Operating Officer, respectively), he will continue to receive benefits equivalent to those he received as of such date and he remains eligible for bonuses and stock options as determined by the Compensation Committee of the Company's Board of Directors.

     Pursuant to the agreements, each of Messrs. Dunham, Dykstra and Grelck will receive severance payments if (a) he voluntarily terminates his employment with the Company following a material change by the Company in his duties as President and Chief Executive Officer, Vice President, Secretary and Treasurer or Chief Operating Officer, respectively, subject to certain restrictions ("Voluntarily Terminates") or (b) he is terminated without Cause (as defined in the agreements). The period of time in which severance payments will be made, which depends on the individual and circumstances surrounding the termination of employment, is as follows: Mr. Dunham will receive severance payments for (i) 12 months if he Voluntarily Terminates or is terminated without Cause prior to a change in control of the Company, (ii) 18 months if he Voluntarily Terminates or is terminated without Cause following a change in control of the Company related to the sale of the Company's assets or (iii) 15 months if he Voluntarily Terminates or is terminated without Cause following a change in control of the Company related to the sale of the Company's voting stock; Mr. Dykstra will receive severance payments for nine months if he Voluntarily Terminates or is terminated without Cause (regardless of whether such termination was prior to or following a change in control of the Company), except in the event the assets of the Company are sold to a certain specified corporation (unrelated to Parent or the Purchaser), then the payment period is eight months and any personal debt Mr. Dykstra owes to the Company is forgiven; and Mr. Grelck will receive severance payments for (i) nine months if he Voluntarily Terminates or is terminated without Cause prior to a change in control of the Company or (ii) 12 months if he Voluntarily Terminates or is terminated without Cause following a change in control of the Company (regardless of whether such change in control is related to the sale of the Company's assets or voting stock).

     As part of the agreements, each of Messrs. Dunham, Dykstra and Grelck has agreed to a noncompete following the termination of his employment with the Company for a period of time equal to the severance payment periods identified above (except, in Mr. Dykstra's case, if the assets of the Company are sold to a certain specified corporation (unrelated to Parent or the Purchaser), then he may work for that corporation) and a one-year (or, in Mr. Dunham's case, the longer of one year or the severance payment period identified above) restriction on soliciting any employee of the Company or its affiliates to leave the employ of the Company. As a severance payment, each of Messrs. Dunham, Dykstra and Grelck will receive his base salary (which will be paid monthly for nine months with a lump sum payment in the tenth month equal to the remaining payments due, if any), the continuation during the severance payment period of health, dental, group life and disability insurance and the use for six months of a Company-supplied car, an executive outplacement service and certain other benefits. In addition, upon a termination of employment which results
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in the receipt of severance payments, all of the unvested options held by
Messrs. Dunham, Dykstra and Grelck shall immediately vest.

     The acquisition of more than 25% of the Shares in the Offer, together with an election of the Purchaser's designees to a majority of the seats on the Board of Directors of the Company (see "Merger Agreement -- Directors" below), will constitute a change in control of the Company related to the sale of the Company's voting stock for purposes of the foregoing agreements.

     Wayne T. Wedell (Vice President -- Services of the Company) entered into an Employment and Separation Agreement, effective January 1, 1998, with the Company that provides for his employment at the level of Vice President or higher through December 31, 2006, subject to earlier termination by either party and subject to future extension. Among other benefits, the agreement provides for an initial annual base salary of $90,000, subject to upward adjustment, and annual bonus opportunities. Mr. Wedell's agreement also provides for a termination payment equal to 75% of his highest annual base salary since January 1, 1998, as well as the continuation of insurance benefits and the use of a Company-supplied car for one year following termination, in the event of (a) his termination by the Company (whether with or without cause), (b) his termination by the Company following a change in control of the Company or (c) his resignation within one year after a change in control of the Company as a result of Mr. Wedell's good faith determination that there has been a diminution in the level of his responsibilities with the Company. Notwithstanding the foregoing, in the event Mr. Wedell is terminated by the Company prior to a change in control, his termination payment and other benefits will cease once he finds an acceptable equivalent position in the Milwaukee, Wisconsin area.

     The acquisition of more than 25% of the Shares in the Offer, together with an election of the Purchaser's designees to a majority of the seats on the Board of Directors of the Company (see "Merger Agreement -- Directors" below), will constitute a change in control of the Company for purposes of Mr. Wedell's agreement.

     The foregoing are summaries of certain provisions of the Employment, Confidentiality, Non-Competition and Severance Agreements with Messrs. Dunham, Dykstra and Grelck and the Employment and Separation Agreement with Mr. Wedell. These summaries are not complete descriptions of the terms and conditions of these agreements and are qualified in their entirety by reference to the full text of these agreements, which are incorporated herein by reference and copies of which have been filed with the Securities and Exchange Commission (the "SEC") as exhibits to this Schedule 14D-9.

MERGER AGREEMENT

     The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to this Schedule 14D-9. Capitalized terms used but not defined in this summary of the Merger Agreement have the meanings given to such terms in the Merger Agreement.

     The Offer. The Merger Agreement provides that the Purchaser will, and Parent will cause the Purchaser to, commence (within the meaning of Rule 14d-2(a) of the Exchange Act) the Offer as promptly as practicable, but in any event not later than September 8, 1999. The initial expiration date for the Offer is October 15, 1999 (the "Expiration Date"). The obligation of Parent and the Purchaser to accept for payment or pay for any Shares tendered pursuant to the Offer is subject only to (a) there being validly tendered and not withdrawn prior to the expiration of the Offer, that number of Shares which represents at least 75% of the Shares entitled to vote that are outstanding on a fully diluted basis (without giving pro forma effect to the potential issuance of any Shares issuable under the Stock Option Agreement (as hereinafter defined)) (the "Minimum Condition") and (b) the satisfaction or waiver of the other conditions set forth in the conditions set forth in Annex I to the Merger Agreement (together with the Minimum Condition, the "Conditions of the

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Offer"). For a description of the Conditions of the Offer see "Conditions to the
Offer" below. Without the prior written consent of the Company, the Purchaser will not (a) decrease the Offer Price or change the form of consideration payable in the Offer, (b) decrease the number of Shares sought to be purchased in the Offer, (c) amend or waive satisfaction of the Minimum Condition or (d) amend any other term of the Offer in any manner adverse to the holders of any Shares; provided, however, that if on the Expiration Date, all conditions to the Offer shall not have been satisfied or waived, the Purchaser may, from time to time in its sole discretion, extend the Expiration Date (each extension to be for ten business days or less); provided, further, that the Expiration Date shall in no event be extended past October 31, 1999 without the written consent of the Company.

     The Purchaser will, on the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, accept for payment and purchase, as soon as practicable after the expiration of the Offer, all Shares validly tendered and not withdrawn prior to the expiration of the Offer; provided, however, that the Purchaser may extend the Expiration Date (including as it may be extended) for up to ten business days in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC; and provided, further, that, if on the Expiration Date (including as it may be extended) the sole condition remaining to be satisfied is the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Purchaser shall, and Parent shall cause the Purchaser to, extend the Offer from time to time, subject to the rights to terminate the Merger Agreement provided therein, until two business days after the expiration or termination date of the waiting period under the HSR Act.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions thereof and in accordance with the applicable provisions of the Wisconsin Business Corporation Law ("WBCL"), at the Effective Time, the Purchaser will be merged with and into the Company. Following the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation; provided, however, that upon the mutual agreement of Parent and the Company, the Merger may be structured so that the Company will be merged with and into the Purchaser, with the Purchaser continuing as the Surviving Corporation. The Merger will be effected by the filing at the time of Closing of appropriate articles of merger relating to the Merger with the Department of Financial Institutions of the State of Wisconsin.

     The Merger Agreement provides that, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held by Parent, the Purchaser, any wholly-owned subsidiary of Parent or the Purchaser, in the treasury of the Company or by any wholly-owned subsidiary of the Company, which Shares, by virtue of the Merger and without any action on the part of the holder thereof, shall be cancelled and retired and shall cease to exist with no payment being made with respect thereto, and other than Dissenting Shares) will be converted into the right to receive the Offer Price in cash, without interest thereon, promptly upon surrender of the certificate formerly representing such Shares. At the Effective Time, each share of common stock, par value $.001 per share, of the Purchaser issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock of the Surviving Corporation. Notwithstanding the foregoing, if Parent and the Company agree to restructure the Merger (as described in the immediately preceding paragraph), then the outstanding shares of the Purchaser's common stock will not be affected in any manner by virtue of the Merger.

     The Merger Agreement provides that the articles of incorporation of the Purchaser, as in effect immediately prior to the Effective Time, will be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof, the Merger Agreement and the WBCL. The bylaws of the Purchaser, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof, the Merger Agreement and the WBCL.

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     Vote Required to Approve the Merger.  The Merger Agreement provides that if required by the Company's Restated Articles of Incorporation and/or applicable law in order to consummate the Merger, the Company, acting through its Board of Directors, will, in accordance with applicable law: (a) duly call, give notice of, convene and hold a special meeting of the Company's shareholders as soon as practicable following the date the Shares are purchased by Parent or the Purchaser in the Offer (the "Acceptance Date"), which shall in no event be more than 90 days after the Acceptance Date, for the purpose of considering and taking action upon the Merger Agreement; (b) promptly prepare and file with the SEC a preliminary information or proxy statement relating to the Merger and the Merger Agreement and (i) obtain and furnish the information required to be included by the SEC in the Proxy Statement (as hereinafter defined) and, after consultation with Parent, respond promptly to any comments made by the SEC with respect to the preliminary information or proxy statement and, subject to compliance with SEC rules and regulations, cause a notice of a special meeting and a definitive information or proxy statement (the "Proxy Statement") to be mailed to the shareholders of the Company no later than the time required by applicable law and the Restated Articles of Incorporation and the Bylaws of the Company, and (ii) to obtain the necessary approvals of the Merger and the Merger Agreement by the shareholders of the Company; and (c) subject to the provisions of the Merger Agreement regarding the fiduciary requirements of applicable law, include in the Proxy Statement the recommendation of the Board of Directors of the Company that the shareholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement. At any meeting or otherwise, Parent agrees that it will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other subsidiaries in favor of the approval of the Merger and the adoption of the Merger Agreement. Consequently, if the Minimum Condition is satisfied (i.e., the Purchaser owns at least 75% of the outstanding Shares on a fully diluted basis), approval of the Merger can be obtained without the affirmative vote of any other shareholder of the Company.

     Pursuant to the Stock Option Agreement, if the Purchaser owns at least 75% but less than 90% of the outstanding Shares, the Purchaser may exercise an irrevocable option to purchase from the Company at the Offer Price newly issued Shares in an amount equal to the number of Shares that, when added to the number of Shares owned by the Purchaser and its affiliates immediately following consummation of the Offer, shall constitute 90% of the Shares then outstanding on a fully diluted basis (giving effect to the issuance of the Option Shares (as hereinafter defined)). In the event that (a) Parent, the Purchaser or any other subsidiary of Parent acquires in the aggregate at least 90% of the outstanding Shares pursuant to the Offer (including as a result of the exercise of the option under the Stock Option Agreement) and prior transactions and (b) Parent and the Company agree to restructure the Merger so that the Company will be merged with and into the Purchaser, the parties to the Merger Agreement will, subject to certain conditions, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the Acceptance Date without the holding of a meeting and without a vote of the Company's shareholders, in accordance with Section 180.1104 of the WBCL.

     Conditions to the Merger. The respective obligations of Parent, the Purchaser and the Company to consummate the Merger and the transactions contemplated thereby, if the Offer shall have been consummated, are subject to the satisfaction or waiver in writing, at or before the Effective Time, of certain conditions, including: (a) to the extent required under the Company's Restated Articles of Incorporation or applicable law, the shareholders of the Company shall have duly approved and adopted the Merger Agreement and the transactions contemplated thereby; (b) the Purchaser shall have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms of the Merger Agreement (however, this condition is not applicable to the obligations of Parent or the Purchaser if the Purchaser fails to accept for payment or pay for Shares tendered pursuant to the Offer in violation of the terms of the Offer); and (c) the consummation of the Merger shall not be restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction or any Governmental Entity, and there shall not have been any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any Governmental Entity which prevents the consummation of the Merger.

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     Representations and Warranties.  The Merger Agreement contains various representations and warranties of the parties. These include representations and warranties by the Company with respect to, among other things, (a) organization and qualification, (b) subsidiaries, (c) Restated Articles of Incorporation and Bylaws, (d) capitalization, (e) authority, (f) no conflict; required filings and consents, (g) SEC reports and financial statements, (h) information, (i) absence of certain material adverse changes, (j) undisclosed liabilities, (k) tax matters, (l) owned real property, (m) no litigation, (n) compliance with applicable laws, (o) environmental matters (p) employee benefit plans; ERISA,
(q) intellectual property, (r) certain events, (s) certain approvals, (t) contracts, (u) employees, (v) books and records, (w) fairness opinion, (x) brokers, (y) vote required, (z) Underwriter Warrants, (aa) Series B Stock, (bb) Public Warrants and (cc) options.

     Parent and the Purchaser also have made certain representations and warranties with respect to, among other things, (a) organization and qualification, (b) authority, (c) no conflict; required filings and consents,
(d) information, (e) financing, (f) brokers, (g) the Purchaser and (h) share ownership.

     Directors. The Merger Agreement provides that promptly upon the payment by the Purchaser for Shares pursuant to the Offer, and from time to time thereafter as the Purchaser acquires Shares, the Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of the total number of directors on the Board of Directors of the Company (determined after giving effect to the directors designated by the Purchaser pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or its affiliates bears to the total number of Shares entitled to vote then outstanding on a fully diluted basis, and the Company will, subject to compliance with Section 14(f) of the Exchange Act, Rule 14f-1 promulgated thereunder and other applicable law (including applicable fiduciary duties), upon request of the Purchaser, promptly take all actions necessary to cause the Purchaser's designees to be so elected, including, if necessary, promptly increasing the size of the Board of Directors of the Company or seeking the resignations of one or more existing directors, or both; provided, however, that prior to the Effective Time, the Board of Directors of the Company will always have at least two members who are neither officers, directors, shareholders or designees of the Purchaser or any of its affiliates ("Purchaser Insiders"). If the number of directors who are not Purchaser Insiders is reduced below two for any reason prior to the Effective Time, then the remaining director who is not a Purchaser Insider will be entitled to designate a person to fill such vacancy who is not a Purchaser Insider and who will be a director not deemed to be a Purchaser Insider for all purposes of the Merger Agreement. At such time, the Company will, if requested by the Purchaser, also cause persons designated by the Purchaser to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of Directors of the Company of each committee of the Board of Directors of the Company; provided, however, that prior to the Effective Time each committee of the Board of Directors of the Company shall have at least one member who is not a Purchaser Insider. The Company's obligation to appoint the Purchaser's designees to the Board of Directors of the Company is subject to Section 14(f) of the Exchange Act, Rule 14f-1 thereunder and other applicable law (including applicable fiduciary duties). The Company will promptly take all actions required pursuant to such Section and Rule in order to fulfill its obligations. From and after the election or appointment of the Purchaser's designees and prior to the Effective Time, any amendment or termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or the Purchaser or waiver of any of the Company's rights under the Merger Agreement, or any other action taken by the Board of Directors of the Company in connection with the Merger Agreement, will require the concurrence of a majority of the directors of the Company then in office who are not Purchaser Insiders.

     In connection with the execution of the Merger Agreement, each of Helmut M. Adam and Scott J. Mermel (current directors of the Company) entered into a Non-competition Agreement, dated as of September 1, 1999, with the Company pursuant to which each of Messrs. Adam and Mermel agreed, for a period of six months following his termination as a director of the Company, not to serve as a director of any business which develops, markets or services (or is planning or considering doing the foregoing) enterprise resource planning software anywhere in the United States in the mid-market segment. In addition, each of

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

Messrs. Adam and Mermel agreed, for a period of one year following his termination as a director of the Company, not to induce or attempt to induce any employee of the Company or its affiliates to leave the employ of the Company. As consideration for the foregoing agreements, Messrs. Adam and Mermel will each receive $7,000.

     Indemnification and Insurance.  The Merger Agreement provides as follows:

          (a) The Purchaser and Parent agree that for a period of six years from the Effective Time, the Purchaser will maintain all rights to indemnification now existing in favor of the current or former directors, officers, employees, fiduciaries and agents of the Company as provided in the Company's Restated Articles of Incorporation and Bylaws or otherwise in effect under any agreement on September 1, 1999. In addition, the Purchaser and Parent agree that the articles of incorporation and bylaws of the Surviving Corporation shall contain the provisions with respect to indemnification set forth in the Company's Restated Articles of Incorporation and Bylaws on September 1, 1999, which provisions will not be amended, repealed or otherwise modified for a period of six years after the Acceptance Date in any manner that would adversely affect the rights thereunder of individuals who at any time prior to the Effective Time were directors or officers of the Company in respect of actions or omissions occurring at or prior to the Effective Time (including without limitation, the transactions contemplated by the Merger Agreement), unless such modification is required by law. Notwithstanding the six-year period specified in the foregoing sentences, in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

          (b) The Surviving Corporation will at all times exercise the powers granted to it by its articles of incorporation, its bylaws, and by applicable law to indemnify and hold harmless to the fullest extent possible present or former directors, officers, employees, fiduciaries and agents of the Company against any threatened or actual claim, action, suit, proceeding or investigation made against them arising from their service in such capacities (or service in such capacities for another enterprise at the request of the Company) prior to and including the Effective Time, including, without limitation, with respect to matters relating to the Merger Agreement.

          (c) In addition to the foregoing, Parent agrees that the Company and, from and after the Effective Time, the Surviving Corporation, shall cause to be maintained in effect for not less than six years from the Effective Time, the current policies of the directors' and officers' liability insurance, if any, maintained by the Company with respect to matters occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement); provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous and provided that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time; and provided, further, that the Surviving Corporation will not be required to pay an annual premium in excess of 200% of the last annual premium paid by the Company prior to September 1, 1999 and if the Surviving Corporation is unable to obtain the insurance required by this paragraph it will obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

     Conditions to the Offer. Pursuant to the Merger Agreement, the Purchaser will not be obligated to accept for payment or pay for, subject to Rule 14e-1(c) of the Exchange Act, any Shares not theretofore accepted for payment, and may terminate or amend the Offer if (i) the Minimum Condition has not been satisfied, (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer or (iii) at any time on or after the date of commencement of the Offer and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exist or shall occur:

          (a) there is instituted an injunction or other order, decree, judgment or final ruling by a court of competent jurisdiction whereby a governmental, regulatory or administrative agency or commission of competent jurisdiction or a statute, rule, regulation, executive order or other action is promulgated, or enacted, by a Governmental Entity or a governmental, regulatory or administrative agency or commission of competent jurisdiction which in any such case (i) restrains or prohibits the making or consummation of the Offer or the consummation of the Merger;
     (ii) prohibits or restricts the ownership or operation by Parent (or any of its affiliates or subsidiaries including the Purchaser) of all or a material portion of the Company's business or assets; or (iii) imposes material limitations on the ability of the Purchaser effectively to acquire or to hold or to exercise rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by the Purchaser on all matters properly presented to the shareholders of the Company;

          (b) the Company enters into an agreement concerning any Superior Proposal (as hereinafter defined), or the Board of Directors of the Company or any committee thereof resolves to enter into such an agreement;

          (c) any Person or group (as defined in Section 13(d)(3) of the Exchange Act) (other than Parent, the Purchaser or any affiliate thereof) becomes the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of Shares representing a majority of the total votes represented by all the Shares then outstanding on a fully diluted basis;

          (d) the Merger Agreement shall have been terminated in accordance with its terms;

          (e) there occurs any event which would reasonably be expected to have a Material Adverse Effect on the Company, except for general economic changes, changes that affect the industry of the Company or any Subsidiary generally and changes in the Company's business attributable solely to actions taken by Parent or the Purchaser;

          (f) the Company breaches or fails to perform in any material respect any of its obligations, covenants or agreements under the Merger Agreement and such breach or failure to perform is not curable, or if curable, is not cured within ten business days after written notice of such breach or failure is given by Parent to the Company; or

          (g) any of the representations and warranties of the Company set forth in the Merger Agreement are not materially true and correct at September 1, 1999 and at the scheduled expiration of the Offer (as though made as of such date, except that those representations and warranties that address matters only as of a particular date will remain materially true and correct as of such date);

which, in the reasonable judgment of Parent and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment, purchase of, or payment for Shares.

     Neither the Offer nor the Merger is subject to a financing contingency and the parent corporation of Parent, Industrial & Financial Systems, IFS AB ("IFS AB"), has agreed to provide to Parent and the Purchaser the funds necessary to timely effectuate the Offer and the Merger.

     Covenants. The Merger Agreement contains various covenants of the parties thereto, including covenants as to, among other things, the conduct of the business of the Company (as described in further detail below) and the following matters:

          (a) The Purchaser agreed to continue to make available to the Company a $2,000,000 line of credit providing for borrowings by the Company ($350,000 of which the Purchaser had provided to the Company as of September 1, 1999) and, as necessary and in the Purchaser's sole discretion, to increase the line of credit.

          (b) The Company agreed to provide each holder of the warrants to purchase shares of Common Stock issued by the Company in October 1998 to designees of Taglich Brothers, D'Amadeo, Wagner & Company, Incorporated (the "Underwriter Warrants"), which have an exercise price of $3.60 per Share, notice sufficient to enable each holder to have a reasonable opportunity to exercise the holder's Underwriter Warrants and receive the Offer Price for each Share underlying the Underwriter Warrants (which, as of August 31, 1999, was 54,714 Shares). Pursuant to the Merger Agreement, the Purchaser agreed to assume the obligations of the Company under the Underwriter Warrants, if required thereby.

          (c) The Company agreed to take all actions necessary, including providing any notice required by the Company's Restated Articles of Incorporation, to force the conversion of each outstanding share of its Series B 8% Convertible Redeemable Preferred Stock (the "Series B Stock") into Shares prior to the Acceptance Date.

          (d) The Company agreed to (i) provide each holder of the 401,440 Common Stock warrants issued under the September 1995 warrant agreement with American Stock Transfer & Trust Company, as warrant agent (the "Public Warrants"), each of which is exercisable for one share of Common Stock at a exercise price of $6.75 per Share, notice sufficient to enable each holder to exercise the holder's Public Warrants and participate in the Offer (the holders are not entitled to participate in the Offer unless they so exercise their Public Warrants) and (ii) provide the warrant agent notice of the Merger so that the warrant agent can provide each holder of Public Warrants notice sufficient to enable each holder to exercise the holder's Public Warrants and participate in the Merger. In addition, the Company will execute a supplemental warrant agreement with the warrant agent to ensure that each holder of Public Warrants will have the right following the Merger to exercise the holder's Public Warrants and receive the Offer Price.

     Conduct of Business of the Company. Except as required by the Merger Agreement or with the prior written consent of Parent, during the period from September 1, 1999 to the Acceptance Date, the Company covenanted and agreed with Parent and the Purchaser that the Company will and will cause each of its subsidiaries to conduct its operations only in the ordinary course of business. Without limiting the generality of the foregoing, and except as otherwise required or contemplated by the Merger Agreement, the Company will not, and will not permit any of its subsidiaries to, prior to the Acceptance Date, without the prior written consent of Parent (not to be unreasonably withheld): (a) adopt any amendment to its charter or bylaws or comparable organizational documents; (b) issue, reissue or sell or authorize the issuance, reissuance or sale of additional shares (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) of capital stock of any class, or shares convertible into capital stock of any class, or any rights, warrants or options to acquire any convertible shares or capital stock, other than the issuance of Shares pursuant to the conversion or exercise of Options, warrants or the Series B Stock outstanding on September 1, 1999 or pursuant to the Stock Option Agreement; (c) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any class or series of its capital stock, except for (i) regular quarterly dividends payable on the Series B Stock with usual record and payment dates for such dividends and (ii) dividends between the Company and any subsidiary which is wholly-owned by the Company; (d) split, combine, subdivide, reclassify or directly or indirectly redeem, purchase or otherwise acquire, recapitalize or reclassify, or propose to redeem or purchase or otherwise acquire, any shares of its capital stock, or any of its other shares or liquidate in whole or in part; (e) enter into, adopt or amend any employee benefit plan or any employment or severance agreement or arrangement or increase in any manner the compensation or fringe benefits of, or modify the employment terms of, its directors, officers or employees, generally or individually, or pay any benefit not required by the terms in effect on September 1, 1999 of any existing employee benefit plan, other than in the ordinary course of business consistent with past practice make normal merit increases to employees of the Company; (f) create, incur or assume any debt not outstanding as of September 1, 1999 (including obligations in respect of capital leases), assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity, or make any loans, advances or capital contributions to or investments in, any other person or entity, except, in each case, in the ordinary course of business; (g) change in any material respect its accounting methods, principles or practices, except insofar as may be required by a change in generally accepted accounting principles; (h) make any material tax election or settle or compromise any material income tax liability; (i) acquire, sell, lease, encumber or dispose of any assets or property (including without limitation any shares or other equity interests in or securities of any subsidiary or any corporation, partnership, association or other business organization or division thereof), other than purchases and sales of assets in the ordinary course of business; (j) discharge or satisfy any security interest or pay any obligation or liability other than in the ordinary course of business; (k) mortgage or pledge any of its property or assets or subject any such assets to any security interest other than in the ordinary course of business; (l) sell, assign, transfer or license any intellectual property, other than in the ordinary course of business; (m) enter into, amend, terminate, take or omit to take any action that would constitute a material violation of or default under, or waive, release or assign any material rights under, any material contract or agreement; (n) make or commit to make any capital expenditure in excess of $20,000 per item or in an aggregate in excess of $50,000; (o) willfully take any action or willfully fail to take any action required or permitted by the Merger Agreement with the intent that such action or failure to take action could result in (i) any of the representations and warranties of the Company set forth in the Merger Agreement becoming untrue or
(ii) any of the conditions to the Merger set forth in the Merger Agreement (see "Conditions to the Merger" above) not being satisfied; (p) hire, terminate or discharge any key employee or engage or terminate any key consultant; provided, however, that any such employee or consultant may himself or herself terminate his or her relationship with the Company in accordance with the terms of any applicable employment, consulting or similar agreement; (q) commence after September 1, 1999 any offerings of securities to employees pursuant to any new employee stock purchase plans; or (r) agree in writing or otherwise to take any of the foregoing actions.

     No Solicitation. Pursuant to the Merger Agreement, the Company covenanted and agreed with Parent and the Purchaser that the Company will, will cause its subsidiaries to, and will use its commercially reasonable efforts to cause the officers, directors, employees, investment bankers, attorneys and other agents and representatives of the Company and its subsidiaries to, immediately cease any existing activities, information exchanges, discussions or negotiations with any person (including a "person" as defined in Section 13(d)(3) of the Exchange
Act) other than Parent or the Purchaser (a "Third Party") heretofore conducted with respect to any Acquisition Transaction (as defined below). The Company also agreed that it will not, will cause its subsidiaries not to, and will use its commercially reasonable efforts to cause the officers, directors, employees, investment bankers, attorneys and other agents and representatives of the Company and its subsidiaries not to, directly or indirectly, (a) solicit, initiate, continue or encourage (including by way of furnishing or disclosing non-public information) any inquiries, proposals or offers from any Third Party with respect to any acquisition or purchase of all or a material portion of the assets or business of, or any significant equity interest in (including by way of a tender offer), or any merger, consolidation or business combination with, or any similar transaction involving, the Company (the foregoing being referred to collectively as an "Acquisition Transaction"), or (b) negotiate or otherwise communicate in any way with any Third Party with respect to any Acquisition Transaction or enter into, approve or recommend any agreement, arrangement or understanding requiring the Company to abandon, terminate or fail to consummate the Offer and/or the Merger or any other transaction contemplated thereby. Additionally, the Company agreed to terminate all letters of intent or agreements with respect to any Acquisition Transaction outstanding as of September 1, 1999 and provide evidence of such termination to Parent. Notwithstanding anything to the contrary in the foregoing, the Company may in response to an unsolicited proposal with respect to an Acquisition Transaction with a Third Party furnish or disclose non-public information to such Third Party and negotiate or otherwise communicate with such Third Party, in each case only if (i) the Board of Directors of the Company (after consultation with its outside legal counsel and independent financial advisors) reasonably determines in good faith that such proposal would be likely to be more favorable to the Company and its shareholders than the transaction contemplated by the Merger Agreement (the proposal with respect to an Acquisition Transaction meeting the requirements of clause (i), a "Superior Proposal"); and (ii) prior to furnishing or disclosing any non-public information to, or entering into discussions or negotiations with, such Third Party, the Company receives from such Third Party a customary confidentiality agreement similar in all material respects to the confidentiality agreement between Parent and the Company; provided, however, that the Company shall not enter into a definitive agreement with respect to a Superior Proposal unless the Company concurrently terminates the Merger Agreement in accordance with the terms thereof.

     The Merger Agreement also provides that the Company will notify Parent and the Purchaser, no later than 24 hours after receipt by the Company (or its advisors), of any proposal with respect to an Acquisition Transaction or any request for nonpublic information in connection with a proposed Acquisition Transaction or for access to the properties, books or records of the Company by any person or entity that informs the Company that it is considering making, or has made, an Acquisition Transaction (the "Acquisition Proposal"). Such notice to Parent and the Purchaser must be made orally and in writing and must indicate in reasonable detail the identity of the person making the Acquisition Proposal and the terms and conditions of such proposal, inquiry or contact. The Company will give Parent and the Purchaser at least seven business days' advance notice of any definitive agreement proposed to be entered into by the Company with any person making a Superior Proposal.

     Termination. The Merger Agreement may be terminated and the Merger contemplated thereby may be abandoned at any time prior to the Effective Time (notwithstanding approval thereof by the shareholders of the Company):

          (a) by mutual written consent of the Company and Parent;

          (b) by either the Company or Parent, if the Offer has not been consummated by December 31, 1999 and the terminating party is not in material breach of its obligations under the Merger Agreement;

          (c) by either the Company or Parent, if there will be any law or regulation that makes consummation of the Offer or the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Parent or the Company from consummating the Offer or the Merger is entered and such judgment, injunction, order or decree shall become final and unappealable;

          (d) by Parent and the Purchaser, if the Company is in breach, and by the Company, if Parent or the Purchaser is in breach, of any material representation, warranty or covenant contained in the Merger Agreement and such breach is not remedied within ten days of delivery of written notice thereof;

          (e) by either the Company or Parent, if the Board of Directors of the Company has (i) withdrawn or modified in a manner adverse to Parent and the Purchaser its approval or recommendation of the Offer or the Merger, (ii) approved or recommended any Acquisition Transaction in respect of the Company in compliance with the provisions of the Merger Agreement (see "No Solicitation" above) and making the payments referred to under "Fees and Expenses" below or (iii) resolved to take any of the foregoing actions.

     Fees and Expenses. The Merger Agreement provides that, except as described below, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger Agreement, the Stock Option Agreement and the transactions contemplated by the Merger Agreement and the Stock Option Agreement will be paid by the party incurring such expenses.

     Pursuant to the terms of the Merger Agreement, (a) in the event the Merger Agreement is terminated by Parent pursuant to subsection (e) under "Termination" above or (b) by the Company pursuant to subsection (e) under "Termination" above, the Company will pay, in cash in immediately available funds, to Parent a termination fee equal to $1,000,000 (the "Company Termination Fee"). Half of the Company Termination Fee shall be paid prior to and as a condition precedent to the effectiveness of the termination of the Merger Agreement and the other half will be paid upon consummation of the Superior Proposal or termination or withdrawal of the Superior Proposal; provided, however, that in no event will the Company be required to pay Parent any Company Termination Fee, if, immediately prior to the applicable termination of the Merger Agreement, Parent was in material breach of any of its material obligations under the Merger Agreement.

STOCK OPTION AGREEMENT

     The following is a summary of certain provisions of the Stock Option Agreement, dated as of September 1, 1999, by and among Parent, the Purchaser and the Company (the "Stock Option Agreement"). This summary is not a complete description of the terms and conditions of the Stock Option Agreement and is qualified in its entirety by reference to the full text of the Stock Option Agreement, which is incorporated herein by reference and a copy of which has been filed with the SEC as an exhibit to this Schedule 14D-9.

     Grant of Stock Option. Subject to the terms and conditions set forth in the Stock Option Agreement, the Company granted to the Purchaser an irrevocable option (the "Stock Option") to purchase that number of newly issued Shares (the "Option Shares") equal to the number of Shares that, when added to the number of Shares owned by the Purchaser and its affiliates immediately following the consummation of the Offer, constitutes 90% of the outstanding Shares on a fully-diluted basis (giving effect to the issuance of the Option Shares), at a per share purchase price equal to the Offer Price.

     Exercise of Stock Option. Subject to the conditions set forth in the Stock Option Agreement (which are described below), the Stock Option may be exercised by the Purchaser, in whole but not in part, at any one time after the Purchaser's acceptance for payment pursuant to the Offer of Shares constituting at least 75% but less than 90% of the Shares then outstanding on a fully diluted basis (not giving effect to the issuance of the Option Shares) (the "Exercise Event") but prior to the earliest to occur of (a) the Effective Time, (b) ten business days after the occurrence of the Exercise Event and (c) the termination of the Merger Agreement in accordance with the terms and conditions thereof.

     Conditions to Closing. The obligation of the Company to deliver the Option Shares upon the exercise of the Stock Option is subject to the following conditions: (a) all waiting periods under the HSR Act applicable to the issuance and delivery of the Option Shares pursuant to the Stock Option Agreement shall have expired or been terminated and (b) there shall be no preliminary or permanent injunction or other final, nonappealable judgment by any court of competent jurisdiction preventing or prohibiting the exercise of the Stock Option or the issuance and delivery of the Option Shares.

     Covenants of the Company. Pursuant to the Stock Option Agreement, the Company covenanted and agreed to use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated thereunder, including, without limitation, using all reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities.

     Certain Representations and Warranties. In connection with the Stock Option Agreement, the Company made certain customary representations and warranties to Parent and the Purchaser, including with respect to (a) authorization, reservation and validity of the issuance of the Option Shares pursuant to such agreement and the absence of encumbrances on and in respect of such Shares and (b) the Company's valid existence and requisite corporate powers. In connection with the Stock Option Agreement, Parent and the Purchaser made certain customary representations and warranties to the Company, including with respect to (a) authority to enter into and perform their obligations under the Stock Option Agreement, (b) due organization, valid existence and requisite corporate powers and (c) the investment intent of Parent and the Purchaser.

STOCKHOLDER AGREEMENTS

     The following is a summary of certain terms of the Stockholder Agreements, each dated as of September 1, 1999 (the "Stockholder Agreements"), by and among Parent, the Purchaser and each of Michael D. Dunham, Thomas M. Dykstra, Donald
W. Vahlsing and Robert E. Weisenberg (the "Selling Stockholders"). This summary is not a complete description of the Stockholder Agreements and is qualified in its entirety by reference to the full text of the Stockholder Agreements, which are incorporated herein by reference and copies of which have been filed with the SEC as exhibits to this Schedule 14D-9.

     Concurrently with the execution of the Merger Agreement, Parent and the Purchaser entered into Stockholder Agreements with each of the Selling Stockholders with respect to, in the aggregate, 1,670,400 Shares (excluding Shares issuable upon the exercise of any stock options) currently beneficially owned by such Selling Stockholders, representing approximately 40% of the Shares outstanding on August 31, 1999 (and approximately 25% of the Shares outstanding on a fully diluted basis). Pursuant to the Stockholder Agreements, each of the Selling Stockholders agreed to validly tender (or cause the record owner of such Shares to validly tender) in the Offer and not withdraw all Shares currently beneficially owned by the Selling Stockholder and any additional Shares with respect to which he becomes the beneficial owner (whether by purchase, dividend, distribution, exercise of options or other rights to acquire Shares).

     Pursuant to the Stockholder Agreements, each of the Selling Stockholders agreed, solely in the capacity as a shareholder of the Company, that neither the Selling Stockholder nor any affiliates, representatives or agents of the Selling Stockholder will, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, the Purchaser or any of their respective affiliates or representatives) concerning any proposal relating to an Acquisition Transaction. The Selling Stockholders also agreed to notify Parent and the Purchaser within 24 hours after receipt by the Selling Stockholders (or their advisors) of any proposal relating to an Acquisition Transaction or any request for non-public information in connection with a proposed Acquisition Transaction or for access to the properties, books or records of the Company by any person or entity that informs the Company that it is considering making, or has made, an Acquisition Transaction (with such notice indicating the identity of the person making the Acquisition Proposal and the terms and conditions thereof).

     Except as necessary to exercise a Selling Stockholder's fiduciary duties as a director of the Company with respect to a Superior Proposal and except as contemplated by the Stockholder Agreements and the Merger Agreement, each of the Selling Stockholders agreed not to (a) transfer, or consent to any transfer of, any or all of the Shares subject to his Stockholder Agreement or any interest therein, (b) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of the Shares subject to his Stockholder Agreement or any interest therein, (c) grant any proxy, power-of attorney or other authorization in or with respect to the Shares subject to his Stockholder Agreement, (d) deposit the Shares subject to his Stockholder Agreement into a voting trust or enter into a voting agreement or arrangement with respect to the Shares subject to his Stockholder Agreement or (e) take any other action that would in any way restrict, limit or interfere with the performance of his obligations under the Stockholder Agreement or the transactions contemplated by the Merger Agreement or the Stock Option Agreement.

     The covenant and agreements contained in the Stockholder Agreements will terminate upon the earlier of (a) the Effective Time, (b) September 1, 2000 or
(c) the termination of the Merger Agreement in certain circumstances.

     In connection with the execution of the Stockholder Agreements, Michael D. Dunham and Thomas M. Dykstra agreed to (a) use $1,000,000 and $815,000, respectively, of the proceeds they receive from the sale of their Shares in the Offer to purchase in the open market shares of stock of IFS AB and (b) retain the shares of IFS AB stock they purchase for a minimum of six months. The Company has agreed to reimburse (including with respect to the taxes incurred as a result of such reimbursement) Messrs. Dunham and Dykstra for any brokerage commissions they incur in connection with both the purchase and subsequent sale of the shares of IFS AB stock.

INDEMNIFICATION

     Pursuant to the WBCL and the Company's Bylaws, directors and officers of the Company are entitled to mandatory indemnification from the Company against certain liabilities and expenses (a) to the extent such officers or directors are successful in the defense of a proceeding and (b) in proceedings in which the director or officer is not successful in defense thereof, unless (in the later case only) it is determined that the director or officer breached or failed to perform his or her duties to the Company and such breach or failure constituted: (i) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer had a material conflict of interest; (ii) a violation of the criminal law unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;
(iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct. The WBCL specifically states that it is the public policy of Wisconsin to require or permit indemnification, allowance of expenses and insurance in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Additionally, under the WBCL, directors of the Company are not subject to personal liability to the Company, its shareholders or any person asserting rights on behalf thereof for certain breaches or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those in subparagraphs (i) through (iv) outlined above.

     In addition to the indemnification provisions under the WBCL and the Company's Bylaws, the Merger Agreement also provides for certain indemnification rights as well as the provision of directors' and officers' insurance. See "Merger Agreement -- Indemnification and Insurance" above.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Board of Directors.

     The Board of Directors of the Company has unanimously approved the Merger Agreement, the Stock Option Agreement, the Offer and the Merger and the other transactions contemplated thereby and determined that the consideration to be received for each Share in the Offer and the Merger is fair to the Company's shareholders. Accordingly, the Board of Directors of the Company unanimously recommends that the shareholders of the Company accept the Offer and tender their Shares pursuant thereto.

  (b) Background of the Offer; Reasons for the Recommendation.

     Background. During the last several years, there has been substantial consolidation in the manufacturing software systems industry. By mid-1997, the Company had received several inquiries from potential business combination partners. Although still focused on growing the Company as an independent public corporation, the Board of Directors, in light of the consolidation trend in the industry and the Company's financial position, determined that it would be in the best interests of the Company's shareholders if the Company considered all strategic alternatives, including a potential business combination. As part of this process, in September 1997, the Company engaged Ascent Partners, Inc. ("Ascent Partners") to assist the Company in reviewing its strategic alternatives.

     Through early 1998 while the Company was considering various potential business combination partners, it became more apparent that "economies of scale" were becoming increasingly important to the research and development expenditures required to offer a competitive product in the marketplace for the Company's software products. During this period, the Company continued to experience financial difficulties and had a shortage of working capital. For the year ended November 30, 1997 and the quarter ended February 28, 1998, the Company incurred net losses of $2.2 million and $1.2 million, respectively.

     Due to its financial situation, the Company seriously began considering a strategic relationship with the Baan Corporation. The Company believed such a relationship would be valuable because it would allow the

Company, in addition to the Company's Enterprise Resource Planning ("ERP") product, to sell Baan's ERP product. The Company believed this would provide it with a well-financed, technologically-advanced product from a top tier ERP provider plus market pull within the industry, which would facilitate the Company's ability to provide software systems to mid-market corporations. In April 1998, the Company entered into an agreement with the Baan Corporation to add Baan's ERP product line to the Company's product line and focused selling this product in a nineteen state territory. At the same time, the Company went through a major restructuring which limited its markets and reduced its expenses. In the restructuring, the Company incurred a charge of $6.8 million.

     By late 1998, entities in the manufacturing software industry experienced the beginning of a significant downturn for sales related to ERP products in the United States. This downturn heightened the Company's financial difficulties and put increased pressure on the Company to enter into a business combination or sell assets. Throughout this period, the Company considered and pursued various transactions focused on enhancing shareholder value.

     As part of this process, Ascent Partners set up an introductory meeting between IFS AB and the Company at IFS AB's offices in Schaumburg, Illinois on May 24, 1999. The parties discovered that both companies focused on "operations oriented" ERP software with the majority of their customer base in companies which make products "to customer order." A confidentiality agreement was signed and preliminary discussions regarding a potential business combination began between the parties.

     During the next month, representatives of IFS AB and the Company continued discussions regarding a potential business combination. IFS AB proposed purchasing all of the Shares for cash at a price of $4.00 per Share, subject to the negotiation of a definitive acquisition agreement. On June 29, 1999, the Company's Board of Directors met to discuss the offer made by IFS AB as well as other alternatives available to the Company. At the conclusion of this meeting, the Board directed management to communicate to IFS AB that it would consider an offer at a higher price per Share for the Company.

     On July 5, 1999, the Board of Directors of the Company received and considered IFS AB's revised offer to purchase all of the Shares at a per Share price of $4.50. At the meeting, the directors reviewed their fiduciary duties in connection with the consideration of a business combination such as the one proposed by IFS AB. At the conclusion of the meeting, the Board of Directors authorized management to pursue a negotiated transaction with IFS AB and directed the Company's outside counsel, Foley & Lardner, to prepare a draft merger agreement for transmittal to IFS AB's legal counsel. A draft of such an agreement was subsequently provided to IFS AB's legal counsel and to the members of the Company's Board of Directors.

     The Board of Directors also authorized the Company to retain Tucker Anthony Cleary Gull ("Tucker Cleary") to prepare a fairness opinion regarding the consideration to be received by the Company's shareholders pursuant to the proposed business combination.

     Thereafter, representatives of IFS AB and representatives of the Company, as well as IFS AB's and the Company's respective legal and financial advisors, continued to discuss a possible business combination and negotiate the terms of a definitive merger agreement and stock option agreement. As part of the negotiations, the Company, among other things, insisted that the proposed tender offer not be subject to any financing contingency. During this period, the Company's management kept the Board of Directors of the Company informed of the ongoing discussions, including at the Board meeting held on July 12, 1999. During the course of the negotiations, IFS AB agreed to extend a $350,000 line of credit to the Company to provide additional working capital. The line was subsequently increased to $2,000,000.

     On September 1, 1999, the Company completed negotiating the Merger Agreement and the Stock Option Agreement and presented them to the Board of Directors. The Board of Directors of the Company received reports from the senior management of the Company and reviewed with counsel the final terms of the Merger Agreement and the Stock Option Agreement. Counsel also reviewed with the directors their fiduciary obligations in connection with the consideration of a transaction such as the one proposed with Parent. At this meeting, Tucker Cleary delivered its written opinion to the Company's Board of Directors to the effect that, as of such date and based upon and subject to the various considerations set forth in such opinion, the proposed cash purchase price of $4.50 per share to be received by the shareholders of the Company in the Offer and the Merger was fair to such shareholders from a financial point of view. The Board of Directors then discussed the presentations it had received at this and other Board meetings and unanimously approved the Merger Agreement and the Stock Option Agreement and the transactions contemplated thereby, and authorized their execution.

     On September 1, 1999, the Merger Agreement, the Stock Option Agreement and various other transaction documents were executed. Following execution of the foregoing documents, a joint press release announcing the execution of the definitive agreements was issued by Parent and the Company.

     Factors Considered by the Board. Prior to approving the Merger Agreement, the Stock Option Agreement, the Offer, the Merger and the other transactions contemplated thereby, the Board of Directors of the Company held various meetings, including meetings on June 29, 1999, July 5, 1999, July 12, 1999 and September 1, 1999. At its meeting on September 1, 1999, the Board of Directors of the Company received final reports from senior management, legal counsel and Tucker Cleary and approved the Merger Agreement, the Stock Option Agreement and the transactions contemplated thereby. In approving the Merger Agreement, the Stock Option Agreement and the transactions contemplated thereby and recommending that the shareholders of the Company tender their Shares pursuant to the Offer, the Board of Directors of the Company considered a number of factors, including (without limitation):

          (1) the financial and other terms of the Offer, the Merger, the Merger Agreement, the Stock Option Agreement and the Stockholder Agreements;

          (2) the trading price of the Shares over the last five years and that the $4.50 per Share Offer Price represents a premium of 31% over the closing price of the Shares on the OTC Bulletin Board on September 1, 1999, the last full trading day prior to the public announcement of the execution of the Merger Agreement;

          (3) presentations by senior management (at such meeting and at previous meetings of the Board of Directors) regarding the financial condition, results of operations, business and prospects of the Company;

          (4) the results of the process undertaken to identify and solicit indications of interest from other third parties regarding a potential business combination transaction;

          (5) the terms and conditions of the Merger Agreement, including provisions that (i) although prohibiting the Company and its representatives from soliciting or initiating any Acquisition Transaction, permit the Company and its representatives to furnish information to, and negotiate and otherwise engage in discussions with, any third party in response to an unsolicited Superior Proposal and (ii) permit the Company to terminate the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal, subject to payment of a termination fee of $1,000,000;

          (6) IFS AB's financial condition, the ability of Parent to cause the Purchaser to meet its obligations under the Merger Agreement and the fact that IFS AB had agreed to provide Parent and the Purchaser with the funding necessary to complete on a timely basis the transactions contemplated by the Merger Agreement;

          (7) the alternatives available to the Company in light of the consideration proposed to be received for the Shares pursuant to the Offer and the Merger, including continuing to maintain the Company as an independent company or engaging in an extraordinary transaction;

          (8) legal matters relating to the Offer and the Merger, including the review provided for under the HSR Act with respect to the antitrust implications of the Offer, and the terms of the Offer and the Merger Agreement related thereto;

          (9) the familiarity of the Board of Directors with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which it operates;

          (10) the Company's lack of adequate working capital, which has hindered the ability of the Company to fund research and development needed for continued growth;

          (11) the written opinion of Tucker Cleary to the effect that, as of the date of the opinion, the $4.50 per Share cash consideration to be received by the shareholders of the Company in the Offer and the Merger is fair to such shareholders from a financial point of view. The full text of the written opinion of Tucker Cleary dated September 1, 1999, which sets forth the factors considered, assumptions made and limitations on the review conducted by Tucker Cleary, is attached as Annex A hereto, and is incorporated herein by reference. SHAREHOLDERS ARE ENCOURAGED TO READ THE OPINION OF TUCKER CLEARY CAREFULLY AND IN ITS ENTIRETY; and

          (12) the proposed structure of the Offer and the Merger involving an immediate cash tender offer followed by a merger for the same consideration and the fact that there is no financing or due diligence contingency to the Offer. In this connection, the Board of Directors of the Company also considered the likelihood that the proposed acquisition would be consummated, including the likelihood of satisfaction of the conditions to the Offer and the Merger contained in the Merger Agreement, and the risks to the Company if the acquisition was not consummated.

     The Board of Directors of the Company evaluated the factors listed above in light of the directors' knowledge of the business and operations of the Company and in their business judgment. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Offer, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board of Directors may have given different weights to different factors. The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to a letter agreement, dated August 26, 1999 (the "Tucker Cleary Engagement Letter"), between the Company and Tucker Cleary, the Company engaged Tucker Cleary to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by the public holders of Shares in the Offer and the Merger. Pursuant to the Tucker Cleary Engagement Letter, the Company will pay Tucker Cleary for its services in connection with the Offer and the Merger a fee of $100,000. In addition, the Company agreed to reimburse Tucker Cleary up to a maximum of $5,000 (unless a higher amount is approved in writing by the Company) for its properly documented expenses, including reasonable fees and expenses of its legal counsel, incurred by Tucker Cleary in connection with providing its services pursuant to the Tucker Cleary Engagement Letter and to indemnify Tucker Cleary against certain liabilities, including liabilities arising under federal securities laws.

     The Company retained Tucker Cleary based on its experience and expertise. Tucker Cleary, as part of its investment banking business, is continuously engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate purposes. In the ordinary course of its business, Tucker Cleary and its affiliates may from time to time trade the securities of the Company for its own account or the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities.

     The opinion of Tucker Cleary was delivered to the Company's Board of Directors for its use in connection with its consideration of the Offer and the Merger and is not intended to be, and does not constitute, a recommendation to any shareholder of the Company as to whether such shareholder should tender his Shares in the Offer or vote in favor of the Merger, if such a vote occurs. The fairness opinion does not address the Company's underlying business decision to pursue the acquisition.

     Pursuant to a letter agreement, dated as of September 12, 1997, as amended (the "Ascent Partners Engagement Letter"), between the Company and Ascent Partners, the Company engaged Ascent Partners to act as its exclusive financial advisor to explore strategic alternatives for the Company. Pursuant to the Ascent Partners Engagement Letter, the Company paid Ascent Partners a retainer advisory fee of $24,000 (to be credited against the transaction fee payable to Ascent Partners) and will pay Ascent Partners a transaction fee of approximately $357,000 in connection with the Offer and the Merger. In addition, the Company agreed (a) that Ascent Partners will be entitled, under certain circumstances, to a 1.5% transaction fee if the Intercim division of the Company is spun-off by Parent within six months following the acquisition of the Company, (b) to reimburse Ascent Partners for its reasonable out-of-pocket expenses and (c) indemnify Ascent Partners against certain liabilities.

     The Company retained Ascent Partners based on its expertise and experience in advising corporate clients engaged in the manufacturing software industry. Ascent Partners is involved on an ongoing basis in advising clients in merger and acquisition and related business combination transactions.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past sixty 60 days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except on August 2, 1999, the Company granted, as part of its standard retention policy under the Company's 1993 Stock Option Plan, 1,998 stock options at an exercise price of $2.65 per Share to certain employees of the Company.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates who own Shares presently intend to tender all of their Shares to the Purchaser pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Short Form Merger. Under the WBCL, if (a) Purchaser acquires, pursuant to the Offer, the Stock Option or otherwise, at least 90% of the outstanding Shares and (b) Parent and the Company mutually agree that the Merger will be structured so that the Company will be merged with and into the Purchaser, with the Purchaser continuing as the Surviving Corporation, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's shareholders. However, if either (a) the Purchaser does not acquire at least 90% of the Shares pursuant to the Offer, the Stock Option or otherwise or
(b) the Purchaser acquires at least 90% of the Shares but Parent and the Company decide not to restructure the Merger as specified above, then a vote of the Company's shareholders will be required under the WBCL and a significantly longer period of time will be required to effect the Merger.

     Wisconsin Business Corporation Law. Sections 180.1140 through 180.1144 of the WBCL (the "Wisconsin Business Combination Statute") prohibit certain business combinations between a resident domestic corporation (such as the Company) and an "interested stockholder" (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the outstanding voting stock of a domestic corporation or who is an affiliate or associate of the corporation and beneficially owned 10% or more of the voting stock within the last three years) for a period of three years after the date on which the person became an interested stockholder unless, among other exceptions, the acquisition of the shares or the business combination has been approved by the board of directors of the resident domestic corporation prior to the date on which the interested stockholder became an interested stockholder. Although the acquisition of the Shares pursuant to the Merger after the purchase of Shares in the Offer would involve a business combination between a resident domestic corporation and an interested stockholder, the Company's execution of the Merger Agreement (which provides for the Offer and the Merger) and the Stock Option Agreement were unanimously approved by the Board of Directors of the Company prior to the date on which the Purchaser will become an interested stockholder. Accordingly, the Wisconsin Business Combination Statute is inapplicable to the Offer, the Merger and the exercise of the option under the Stock Option Agreement.

     Section 180.1150 of the WBCL contains "Control Share" provisions limiting, under certain circumstances, the voting power of a shareholder that holds in excess of 20% of the voting power of certain corporations. As a result, Shares purchased by the Purchaser from shareholders that constitute in excess of 20% of the voting power in the election of directors of the Company will be limited to 10% of the full voting power of such Shares (Shares acquired directly from the Company are not so limited). However, since the Minimum Condition is 75% of the Shares outstanding on a fully diluted basis, if the Minimum Condition is met, the Control Share provision of the WBCL will not affect the Purchaser's ability to approve the Merger.

     Sections 180.1130 through 180.1134 of the WBCL (the "Wisconsin Fair Price Law") generally provide, with certain exceptions, that "business combinations" involving a resident domestic corporation that has a class of voting stock registered or traded on a national securities exchange or that is registered under Section 12(g) of the Exchange Act (such as the Company) and a "significant shareholder" (defined generally as any person that is the beneficial owner, either directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation) be approved by the affirmative vote of at least 80% of the voting power of the resident domestic corporation's stock and at least 66 2/3% of the voting power of the corporation's stock not beneficially owned by the significant shareholder, in each case voting together as a group, unless certain "fair price" conditions set forth in Section 180.1132 of the WBCL are satisfied. The amount to be paid for each Share in both the Offer and pursuant to the Merger currently satisfies each of the conditions of Section 180.1132 of the WBCL. Accordingly, the restrictions contained in the Wisconsin Fair Price Law are not currently applicable to the Merger. Further, if the Merger is consummated as a short-form merger, the Merger will not be a "business combination" under, and will not be subject to the provisions of, the Wisconsin Fair Price Law.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
(a)(1)*  Letter to Shareholders of Effective Management Systems,
         Inc., dated September 8, 1999.
(a)(2)   Joint Press Release issued on September 1, 1999.
(a)(3)*  Fairness opinion of Tucker Anthony Cleary Gull, dated
         September 1, 1999.
(b)      Not applicable.
(c)(1)   Agreement and Plan of Merger, dated as of September 1, 1999, by and among IFS Americas, Inc., IFS Acquisition, Inc. and
         Effective Management Systems, Inc.
(c)(2)   Stock Option Agreement, dated as of September 1, 1999, by
         and between IFS Americas, Inc., IFS Acquisition, Inc. and
         Effective Management Systems, Inc.
(c)(3)   Stockholder Agreement, dated as of September 1, 1999, by and among IFS Americas, Inc., IFS Acquisition, Inc. and Michael
         D. Dunham.
(c)(4)   Stockholder Agreement, dated as of September 1, 1999, by and among IFS Americas, Inc., IFS Acquisition, Inc. and Thomas
         M. Dykstra.
(c)(5)   Stockholder Agreement, dated as of September 1, 1999, by and among IFS Americas, Inc., IFS Acquisition, Inc. and Donald
         W. Vahlsing.
(c)(6)   Stockholder Agreement, dated as of September 1, 1999, by and among IFS Americas, Inc., IFS Acquisition, Inc. and Robert
         E. Weisenberg.
(c)(7)   Employment, Confidentiality, Non-Competition and Severance
         Agreement by and between Effective Management Systems, Inc.
         and Michael D. Dunham effective March 19, 1999.
         [Incorporated by reference to Exhibit 10.1 to Effective
         Management Systems, Inc.'s Quarterly Report on Form 10-Q for
         the quarter ended May 31, 1999]
(c)(8)   Employment, Confidentiality, Non-Competition and Severance
         Agreement by and between Effective Management Systems, Inc.
         and Thomas M. Dykstra effective March 19, 1999.
         [Incorporated by reference to Exhibit 10.2 to Effective
         Management Systems, Inc.'s Quarterly Report on Form 10-Q for
         the quarter ended May 31, 1999]
(c)(9)   Employment, Confidentiality, Non-Competition and Severance
         Agreement by and between Effective Management Systems, Inc.
         and Richard W. Grelck effective March 19, 1999.
         [Incorporated by reference to Exhibit 10.3 to Effective
         Management Systems, Inc.'s Quarterly Report on Form 10-Q for
         the quarter ended May 31, 1999]
(c)(10)  Employment and Separation Agreement by and between Effective
         Management Systems, Inc. and Wayne T. Wedell effective
         January 1, 1998. [Incorporated by reference to Exhibit 10.4 to Effective Management Systems, Inc.'s Quarterly Report on
         Form 10-Q for the quarter ended August 31, 1998]
(c)(11)  Stock Option Agreement by and between Helmut M. Adam and
         Effective Management Systems, Inc., dated December 17, 1993.
         [Incorporated by reference to Exhibit 10.13 to Effective
         Management Systems, Inc.'s Registration Statement on Form
         SB-2 (Registration No. 33-73354)]
(c)(12)  Stock Option Agreement by and between Scott J. Mermel and
         Effective Management Systems, Inc., dated December 17, 1993.
         [Incorporated by reference to Exhibit 10.14 to Effective
         Management Systems, Inc.'s Registration Statement on Form
         SB-2 (Registration No. 33-73354)]

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
(c)(13)  Effective Management Systems, Inc. 1993 Stock Option Plan,
         as amended. [Incorporated by reference to Exhibit 10.3 to
         Effective Management Systems, Inc.'s Quarterly Report on
         Form 10-Q for the quarter ended May 31, 1998]
(c)(14)  Form of Nonstatutory Stock Option Agreement for non-employee directors, dated February 1, 1999. [Incorporated by
         reference to Exhibit 10.1 to Effective Management Systems,
         Inc.'s Quarterly Report on Form 10-Q for the quarter ended
         February 28, 1999]
(c)(15)  Mutual Nondisclosure Agreement, executed on or about May 24,
         1999, by and between Effective Management Systems, Inc. and
         IFS Americas, Inc.
(c)(16)  Letter of Industrial & Financial Systems, IFS AB to
         Effective Management Systems, Inc., dated September 1, 1999, regarding funding for the Offer and the Merger.
(c)(17)  Letter of Michael D. Dunham to IFS, Inc., dated August 31,
         1999, regarding the purchase of shares of stock of
         Industrial and Financial Systems, IFS AB.
(c)(18)  Letter of Thomas M. Dykstra to IFS, Inc., dated August 31,
         1999, regarding the purchase of shares of stock of
         Industrial and Financial Systems, IFS AB.
(c)(19)  Non-competition Agreement by and between Effective
         Management Systems, Inc. and Helmut M. Adam, dated September
         1, 1999.
(c)(20)  Non-competition Agreement by and between Effective
         Management Systems, Inc. and Scott J. Mermel, dated
         September 1, 1999.

---------------
* Included in copies of the Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          EFFECTIVE MANAGEMENT SYSTEMS, INC.

                                          By: /s/ MICHAEL D. DUNHAM
                                            ------------------------------------
                                            Michael D. Dunham
                                            President and Chief Executive
                                              Officer

Dated: September 8, 1999

                                                                      SCHEDULE I

                       EFFECTIVE MANAGEMENT SYSTEMS, INC.
                             12000 WEST PARK PLACE
                           MILWAUKEE, WISCONSIN 53224

                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

     This Information Statement (the "Information Statement") is being mailed on or about September 8, 1999 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of the Common Stock and Series B 8% Convertible Redeemable Preferred Stock of Effective Management Systems, Inc. (the "Company"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board"). The Merger Agreement requires the Company to cause the Purchaser's designees to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on September 8, 1999. The Offer is scheduled to expire at 5:00 p.m., New York City time, on Friday, October 15, 1999, unless the Offer is extended.

     The information contained in this Information Statement (including information incorporated by reference) concerning Parent, the Purchaser and the Purchaser Designees (as defined below) has been furnished to the Company by either Parent or the Purchaser and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

GENERAL

     The Shares and the Series B Stock are the only classes of voting securities of the Company outstanding. Each Share and each Share that is deemed to be outstanding by reason of conversion of the Series B Stock (which is determined by assuming conversion of the Series B Stock into Shares at the record date for a meeting of shareholders) has one vote. As of the close of business on August 31, 1999, there were 4,130,986 Shares issued and outstanding, 1,936.63 shares of the Series B Stock issued and outstanding and 2,494,760 Shares reserved for issuance upon the exercise of certain outstanding options and warrants and upon conversion of the Series B Stock. The Board currently consists of six members, divided into three classes. Each director holds office for a three-year term and until such director's successor is duly elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the payment by the Purchaser for Shares pursuant to the Offer, and from time to time thereafter, the Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board (the "Purchaser Designees"), equal to the product of the total number of directors on the Board (determined after giving effect to the directors designated by the Purchaser pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or its affiliates bears to the total number of Shares then outstanding on a fully diluted basis. In furtherance thereof, the Company has agreed, upon the request of the Purchaser, either to increase the size of the Board or seek the resignations of such number of incumbent directors, or both, as is necessary to enable the Purchaser Designees to be so elected to the Board. At such time, the Company has also agreed, upon the request of the Purchaser, to cause persons designated by the Purchaser to constitute at least the same percentage (rounded up to the next whole number) as is on the Board of each committee of the Board. The Company's obligation to appoint the Purchaser Designees is subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and other applicable laws (including applicable fiduciary duties). The Company is required to take all action necessary to effect any such election and to include in this Information Statement the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The foregoing notwithstanding, the Merger Agreement further provides that at least two directors who are neither officers, directors, shareholders or designees of the Purchaser or any of its affiliates ("Purchaser Insiders") shall continue to serve on the Board until the effectiveness of the Merger and each committee of the Board shall have at least one member who is not a Purchaser Insider.

     The Purchaser has informed the Company that it will choose the Purchaser Designees from the directors and executive officers listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's shareholders together with the Schedule 14D-9. The Purchaser has informed the Company that each of directors and executive officers listed in Schedule I to the Offer to Purchase has consented to act as a director, if so designated. The information on such Schedule I is incorporated herein by reference.

     The Purchaser has advised the Company that to the best knowledge of the Purchaser, none of the Purchaser Designees currently is a director of, or holds any position with the Company, and except as disclosed in the Offer to Purchase, none of the Purchaser Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission (the "SEC"), except as may be disclosed in the Offer to Purchase. The Purchaser has also informed the Company that certain Purchaser Designees and/or their respective associates may also be directors or officers of other companies and organizations that have engaged in transactions with the Company or its subsidiaries in the ordinary course of business since December 1, 1997, and that the Purchaser believes that the interest of such persons in such transactions is not of material significance. None of the Purchaser Designees has any family relationship with any director or executive officer of the Company.

     The Purchaser has advised the Company that each of the persons listed in the table above has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under
Item 401(f) of Regulation S-K promulgated by the SEC.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

CURRENT MEMBERS OF THE BOARD OF DIRECTORS

     The names of the Company's current directors, their ages as of March 10, 1999 and certain other information about them are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of Shares by the Purchaser pursuant to the Offer.

     MICHAEL D. DUNHAM, 53, a co-founder of the Company, has served as President and Chief Executive Officer of the Company since its inception in 1978. Mr. Dunham has over 25 years of experience in management, sales, consulting, software design and development in the manufacturing and distribution software industry. Mr. Dunham has a B.S. degree in electrical engineering from the University of Denver and a Masters of Management Science degree from the Stevens Institute of Technology. Mr. Dunham is a Fellow of the American Production and Inventory Control Society.

Director since: 1978

     THOMAS M. DYKSTRA, 57, a co-founder of the Company, has served as a Vice President and as Secretary and Treasurer of the Company since its incorporation in 1978. During his tenure with the Company, Mr. Dykstra has managed several different functions including product development, marketing, affiliate sales, finance, and administration and support. Mr. Dykstra has a degree in mathematics from Hope College and an M.B.A. degree from the University of Chicago. Mr. Dykstra is a Fellow of the American Production and Inventory Control Society.

Director since: 1978

     HELMUT M. ADAM, 48, has served as President of Olympus Flag & Banner, Inc., a manufacturer of banners, flags and display products, since 1992. Prior thereto, Mr. Adam was President of Ransomes Inc., a manufacturer of commercial grass mowing equipment. Mr. Adam is a Certified Public Accountant. Mr. Adam has both B.B.A. and M.B.A. degrees from the University of Wisconsin and an M.S. degree in Accounting from the University of Wisconsin-Milwaukee.

Director since: 1987

     SCOTT J. MERMEL, 51, is Director of Field Service Operations for Alternative Resources Corporation, a provider of outsourced information technology services. From August 1998 to February 1999, he was a private investor. From April 1997 to July 1998, Mr. Mermel served as Vice President, Marketing of Metrix, Inc., a developer and marketer of customer service and product support software. From 1980 to April 1997, Mr. Mermel was a floor trading member of the Chicago Mercantile Exchange. Prior to that, he held several managerial positions with Xerox Computer Services, a developer and marketer of software systems for manufacturing companies. Mr. Mermel has a B.S. degree and an M.S. degree in Industrial Management from Massachusetts Institute of Technology.

Director since: 1987

     ELLIOT WASSARMAN, 59, is an independent consultant to the high technology market. In 1998, Mr. Wassarman served as President, Chief Executive Officer, and a Director of Mitek Systems, Inc., a developer of neural networked intelligent-character-recognition and advanced forms processing software. From 1996 to 1997, he served as President, Chief Executive Officer and Director of Electric Classifieds, Inc. (k/n/a InstantObjects, Inc.), an internet e-commerce products and services startup. During 1996, Mr. Wassarman also served as President, Chief Operating Officer, and a Director of Teralinx Communications Corp. From 1990 to 1996, Mr. Wassarman served as President, Chief Executive Officer, and a Director of Promis Systems Corp., a software company. Mr. Wassarman has a B.A. degree from Suffolk University.

Director since: 1999

     ROBERT E. WEISENBERG, 49, is President of Northwoods Software Development, Inc., a software development firm. From December 1989 to December 1997, Mr. Weisenberg was Vice President -- Operations and General Manager of the Company. Mr. Weisenberg also served as Assistant Secretary of the

Company from December 1993 until December 1997. Mr. Weisenberg has a B.A. degree from Stanford University and is a Certified Public Accountant.

Director since: 1993

INFORMATION CONCERNING THE BOARD OF DIRECTORS

     The Board has standing Audit and Compensation Committees. The Audit Committee is responsible for recommending to the Board the appointment of independent auditors, approving the scope of the annual audit activities of the auditors, approving the audit fee payable to the auditors and reviewing audit results. Messrs. Dunham, Wassarman and Weisenberg are members of the Audit Committee. The Audit Committee held one meeting in fiscal 1998.

     The Compensation Committee (a) reviews and recommends to the Board the compensation structure for the Company's directors, officers and other managerial personnel, including salary rates, participation in any incentive bonus plans, fringe benefits, non-cash perquisites and other forms of compensation, and (b) administers the Company's 1993 Stock Option Plan (the "1993 Plan") and the 1998 Employee Stock Purchase Plan. Messrs. Adam and Mermel are members of the Compensation Committee. The Compensation Committee held five meetings in fiscal 1998.

     The Board has no standing nominating committee. The Board selects the director nominees to stand for election at the Company's annual meetings of shareholders and to fill vacancies occurring on the Board. The Board will consider nominees recommended by shareholders, but has no established procedures which shareholders must follow to make a recommendation. The Company's Bylaws also provide for shareholder nominations of candidates for election as directors. These provisions require such nominations to be made pursuant to timely notice (as specified in the Bylaws) in writing to the Secretary of the Company. The shareholder's notice of nomination must contain information relating to the nominee which is required to be disclosed by the Company's Bylaws and the Exchange Act.

     The Board held ten meetings in fiscal 1998. Other than Mr. Adam, who missed one meeting of the Board, each director attended (a) all of the meetings of the Board and (b) all of the meetings held by all committees of the Board on which such director served during the year.

     Directors who are officers or employees of the Company receive no compensation as such for service as members of either the Board or committees thereof. In fiscal 1998, the non-employee directors received a cash retainer fee of $3,500. In addition, non-employee directors of the Company are entitled to receive grants of options to purchase the Common Stock under the 1993 Plan. Under the 1993 Plan, each person who is first elected as a non-employee director automatically receives on the date of his or her election an option to purchase 2,030 shares of the Common Stock. On the day following the annual meeting of shareholders in each year, each non-employee director is also entitled to receive an option to purchase 1,500 shares of the Common Stock for serving on the Board and an option to purchase 1,000 shares of the Common Stock for each Board committee on which the director serves. Options granted to non-employee directors have a per share exercise price of 100% of the fair market value of a share of the Common Stock on the date of grant. Non-employee director options under the 1993 Plan vest as to 10% of the shares subject thereto on the first anniversary of the grant date, an additional 20% on the second anniversary of the grant date, an additional 30% on the third anniversary of the grant date, and the final 40% on the fourth anniversary of the grant date, except that if the non-employee director ceases to be a director by reason of death, disability or retirement during such period, or in the event of a change in control of the Company, the option will become immediately exercisable in full. Options granted to non-employee directors will terminate on the earlier of (a) ten years after the date of grant, (b) six months after the non-employee director ceases to be a director of the Company by reason of death, or (c) three months after the non-employee director ceases to be a director of the Company for any reason other than death. Under the terms of the 1993 Plan, Messrs. Adam and Mermel each received in fiscal 1998 an option to purchase 3,500 shares of, and Mr. Weisenberg received an option to purchase 1,500 shares of, Common Stock at a per share exercise price of $3 7/16. No options were exercised by the non-employee directors during fiscal 1998.

     Mr. Wassarman, when he was first elected as a non-employee director effective February 1, 1999, received under the terms of the 1993 Plan an option to purchase 2,030 shares of Common Stock at a per share exercise price of $1 7/16. In addition, on February 1, 1999, (i) Mr. Wassarman was granted an option to purchase 20,000 shares of Common Stock and (ii) Messrs. Adam, Mermel and Weisenberg were each granted an option to purchase 10,000 shares of Common Stock. All of these options were granted outside of the 1993 Plan and are exercisable at a price of $1 7/16 and have a ten-year term. These options vest and become exercisable (i) as to 30% of the shares of Common Stock subject thereto immediately, (ii) as to an additional 30% of the shares of Common Stock subject thereto after one year has elapsed from the date of grant and (iii) as to the remaining 40% of the shares of Common Stock subject thereto after two years has elapsed from the date of grant.

EXECUTIVE OFFICERS OF THE COMPANY

     The following paragraphs set forth certain information, as of March 10, 1999, about the other current executive officers of the Company who are not directors. Such officers serve at the pleasure of the Board.

     RICHARD W. GRELCK, 56, has served as Chief Operating Officer of the Company since April 1998. From June 1997 to April 1998, Mr. Grelck served as Vice President of Technology Development and from February 1995 to June 1997 he served as Vice President of Manufacturing Technology. Also from February 1995 to June 1997 he served as Vice President and General Manager of a wholly-owned subsidiary of the Company that sells and services the Company's software products in Illinois and Indiana. Prior to February 1995, such subsidiary was a 50% owned joint venture of the Company in which Mr. Grelck held the position of Chief Executive Officer. Mr. Grelck has a B.S. degree in Electrical Engineering from Northwestern University.

     WAYNE T. WEDELL, 40, joined the Company in 1981 and has held positions of Account Manager, Senior Account Manager, Group Manager as well as Professional Services Manager, and was promoted to Vice President-Services in 1992. Mr. Wedell holds a B.A. degree in business administration from the University of Wisconsin-Milwaukee.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION INFORMATION

     The following table sets forth certain information concerning compensation paid for the last three fiscal years to (i) the Company's Chief Executive Officer and (ii) each of the Company's four most highly compensated executive officers who earned cash compensation in excess of $100,000 for the fiscal year ended November 30, 1998. The persons named in the table are sometimes referred to herein as the "Named Executive Officers."

                           SUMMARY COMPENSATION TABLE

                                                                          LONG TERM
                                                                         COMPENSATION
                                                                         ------------
                                                                            AWARDS
                                                                         ------------
                                                         ANNUAL           SECURITIES
                                                    COMPENSATION(1)       UNDERLYING
                                                  --------------------      STOCK          ALL OTHER
NAME AND PRINCIPAL POSITION                YEAR   SALARY($)   BONUS($)    OPTIONS(#)    COMPENSATION(2)
---------------------------                ----   ---------   --------   ------------   ---------------
Michael D. Dunham........................  1998   $185,819    $     --          --          $   --
  President and Chief                      1997    185,586          --          --              --
  Executive Officer                        1996    175,148          --          --              --
Thomas M. Dykstra........................  1998    176,439          --          --              --
  Vice President, Secretary                1997    176,308          --          --              --
  and Treasurer                            1996    164,739          --          --              --
Richard W. Grelck........................  1998    171,087          --      43,000              --
  Chief Operating Officer                  1997    122,191     125,000          --              --
                                           1996    122,929      58,000          --              --
Wayne T. Wedell..........................  1998    107,550      27,225       5,000           3,273
  Vice President -- Services               1997     71,520      35,500       4,500              --
                                           1996     67,008       6,120      10,000              --
Jeffrey J. Fossum........................  1998    104,544       5,000          --           3,160
  Chief Financial Officer(3)               1997     95,460       5,000          --              --
                                           1996     90,832          --      10,000              --

---------------
(1) Certain personal benefits provided by the Company and its subsidiaries to the Named Executive Officers are not included in the table. Such benefits consisted of Company-provided automobiles and reimbursement of certain medical expenses. The aggregate amount of such benefits for each Named Executive Officer in each year reflected in the table did not exceed 10% of the sum of such officer's salary and bonus in each respective year.

(2) Consists of matching contributions made by the Company under its 401(k) plan.

(3) Mr. Fossum's title was Chief Financial Officer until July 1999 when he transferred and became a Pre-Sales Consultant in the Baan Sales & Marketing Group of the Company. Subsequent thereto, Mr. Fossum resigned.

STOCK OPTIONS

     The Company has in effect the 1993 Plan pursuant to which options to purchase Common Stock may be granted to employees (including executive officers) of the Company and its subsidiaries. The following table presents certain information as to grants of stock options made during fiscal 1998 to the Named Executive Officers. Messrs. Dunham, Dykstra and Fossum were not granted options in the 1998 fiscal year.

                       OPTION GRANTS IN 1998 FISCAL YEAR

                                                                                                    POTENTIAL
                                                                                               REALIZABLE VALUE AT
                                                                                                 ASSUMED ANNUAL
                                                                                              RATES OF STOCK PRICE
                                     INDIVIDUAL GRANTS                                          APPRECIATION FOR
-------------------------------------------------------------------------------------------          OPTION
                                                   PERCENTAGE OF                                     TERM(2)
                                                       TOTAL                                  ---------------------
                                  NUMBER OF           OPTIONS                                   AT 5%      AT 10%
                                  SECURITIES        GRANTED TO     EXERCISE OR                 ANNUAL      ANNUAL
                                  UNDERLYING       EMPLOYEES IN    BASE PRICE    EXPIRATION    GROWTH      GROWTH
NAME                          OPTIONS GRANTED(1)    FISCAL YEAR     ($/SHARE)       DATE        RATE        RATE
----                          ------------------   -------------   -----------   ----------   ---------   ---------
Richard W. Grelck...........        43,000               11%         $1.4375      10/13/08     $38,872     $98,513
Wayne T. Wedell.............         5,000              1.3%         $1.4375      10/13/08     $ 4,520     $11,455

---------------
(1) The options reflected in the table (which are non-qualified options for purposes of the Internal Revenue Code) were granted under the 1993 Plan and vest and become exercisable (i) as to 30% of the shares of Common Stock subject thereto immediately, (ii) as to an additional 30% of the shares of Common Stock subject thereto after one year has elapsed from the date of grant and (iii) as to the remaining 40% of the shares of Common Stock subject thereto after two years has elapsed from the date of grant.

(2) This presentation is intended to disclose a potential value which would accrue to the optionee if the option were exercised the day before it would expire and if the per share value had appreciated at the compounded annual rate indicated in each column. The assumed rates of appreciation of 5% and 10% are prescribed by the rules of the SEC regarding disclosure of executive compensation. The assumed annual rates of appreciation are not intended to forecast possible future appreciation, if any, with respect to the price of the Common Stock.

     The following table sets forth information regarding the exercise of stock options by the Named Executive Officers during the 1998 fiscal year and the fiscal year-end value of unexercised options held by the Named Executive Officers. Messrs. Dunham and Dykstra do not hold any stock options.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                           NUMBER OF SECURITIES
                                   SHARES                 UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                  ACQUIRED                   OPTIONS AT FISCAL          IN-THE-MONEY OPTIONS AT
                                     ON       VALUE             YEAR-END(#)              FISCAL YEAR-END($)(1)
                                  EXERCISE   REALIZED   ---------------------------   ---------------------------
NAME                                (#)       ($)(1)    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                              --------   --------   -----------   -------------   -----------   -------------
Richard W. Grelck...............      --          --      202,704        30,100              --            --
Wayne T. Wedell.................   3,500     $312.50       12,105        10,650              --            --
Jeffrey J. Fossum...............      --          --       12,265         4,000              --            --

---------------
(1) The dollar values are calculated by determining the difference between the fair market value of the underlying Common Stock and the exercise price of the options at exercise or fiscal year-end, as the case may be.

EMPLOYMENT ARRANGEMENTS

     The Company has existing employment and severance agreements with Messrs. Dunham, Dykstra, Grelck and Wedell. Each of these agreements is described in
Item 3(b) of the Schedule 14D-9 accompanying this Information Statement and is incorporated herein by reference.

COMPENSATION COMMITTEE REPORT

     The Compensation Committee of the Board is responsible for all aspects of the Company's compensation package offered to its executive officers, including the Named Executive Officers. The Compensation Committee determines the compensation package (including the grant of stock options pursuant to the 1993
Plan) to be paid to each executive officer.

     Executive Compensation Policies. The Company's executive compensation program is intended to establish a relationship between compensation and the Company's business strategies as well as the Company's goal of maintaining and improving profitability and maximizing long-term shareholder value. The focus of compensation decisions is on the achievement of long-term performance objectives as opposed to the attainment of short-term, narrowly-defined goals.
 The focus on long-term performance objectives is intended to avoid unwarranted adjustments in executive compensation based solely on short-term swings (either up or down) in the Company's markets.

     In recommending and establishing levels of executive compensation, it is the policy of the Compensation Committee to (a) offer competitive compensation packages in order to attract and retain key executive officers crucial to the Company's long-term success; (b) provide, on a limited basis, performance-based compensation opportunities (including equity-based awards) which allow executive officers to earn rewards for long-term strategic management and the enhancement of shareholder value; (c) establish a relationship between executive compensation and the Company's annual and long-term strategic goals; and (d) provide compensation programs which recognize and reward individual initiative and achievement.

     Executive Compensation Package. As reflected under the section entitled "Executive Compensation," the Company's executive compensation package consists primarily of salary and, to a limited extent, bonus awards and stock option grants, as well as benefits under the employee benefits plans offered by the Company.

     In setting and adjusting executive salaries, including the salaries of the Chief Executive Officer and the other Named Executive Officers, the Compensation Committee has historically compared the base salaries paid or proposed to be paid by the Company with the ranges of salaries paid by corporations of similar size relative to the Company and operating in comparable industries (the "Comparison Group"). It is the judgment of the Compensation Committee that a review of the compensation practices of companies within the Comparison Group is appropriate in establishing competitive salary ranges for the Company's executive officers. The relative financial performance of companies within the Comparison Group was considered by the Compensation Committee in setting base salaries for the Company's executive officers for the fiscal year ended November 30, 1998.

     Based on the criteria enumerated above, the Compensation Committee awarded no base salary increase to the Company's Chief Executive Officer and base salary increases to the other Named Executive Officers for the fiscal year ended November 30, 1998. As noted above, Messrs. Grelck and Wedell were granted options under the 1993 Plan during fiscal 1998. By tying a portion of an executive officer's overall compensation to stock price through the grant of options, the Compensation Committee seeks to enhance its objective of providing a further incentive to maximize long-term shareholder value.

     Under Section 162(m) of the Internal Revenue Code, the tax deduction by corporate taxpayers, such as the Company, is limited with respect to the compensation of certain executive officers unless such compensation is based upon performance objectives meeting certain regulatory criteria or is otherwise excluded from the limitation. The Compensation Committee currently intends to qualify compensation paid to the Company's executive officers for deductibility by the Company under Section 162(m) of the Internal Revenue Code.

     Effective Management Systems, Inc. Compensation Committee

        Helmut M. Adam
        Scott J. Mermel

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee consists of Messrs. Adam and Mermel. Mr. Mermel, on July 31, 1998, resigned as an executive officer of Metrix, Inc. Mr. Dunham serves as a director of Metrix, Inc.

                           RELATED PARTY TRANSACTIONS

     Michael D. Dunham, the Company's President and Chief Executive Officer, Thomas M. Dykstra, the Company's Vice President, Secretary and Treasurer, Robert
E. Weisenberg, a director of the Company, and Donald W. Vahlsing, an employee of the Company until his resignation on March 1, 1999, own all of the outstanding common stock of EMS Solutions, Inc. ("EMS Solutions"). EMS Solutions develops and sells computer software and related hardware to the food vending and food distribution industry. EMS Solutions employs 18 people, including a full-time Vice President and General Manager. Although Messrs. Dunham and Dykstra are shareholders and directors and Messrs. Weisenberg and Vahlsing are shareholders of EMS Solutions, they are not involved in the daily management of its operations.

     In September 1998, EMS Solutions paid in full debt outstanding to the Company, having a balance at the time of approximately $312,000. Prior to the repayment of such debt, EMS Solutions paid interest thereon at a rate equal to the Company's cost of funds under its revolving line of credit. The Company continues to provide administrative services to EMS Solutions. Fees received for these services amounted to approximately $75,000 for the fiscal year ended November 30, 1998. The Company believes that the fees charged for these services are comparable to fees that would be charged to unaffiliated third parties.

                             PRINCIPAL SHAREHOLDERS

MANAGEMENT

     The following table sets forth information, as of March 10, 1999, regarding beneficial ownership of the Common Stock by each director and nominee, each of the persons named in the Summary Compensation Table set forth below, and all of the directors and executive officers as a group. Except as otherwise noted, each of the persons listed has sole voting and investment power over the shares beneficially owned. None of the persons listed below own any shares of Series B Stock.

                                                               AMOUNT AND NATURE OF      PERCENT
NAME OF BENEFICIAL OWNER(1)                                   BENEFICIAL OWNERSHIP(2)    OF CLASS
---------------------------                                   -----------------------    --------
Helmut M. Adam..............................................            28,835                *
Michael D. Dunham...........................................           640,300             15.5%
Thomas M. Dykstra...........................................           575,000(3)          14.0%
Jeffrey J. Fossum...........................................            20,821                *
Richard W. Grelck...........................................           229,204              5.3%
Scott J. Mermel.............................................            28,835                *
Elliot Wassarman............................................             6,000                *
Wayne T. Wedell.............................................            29,110                *
Robert E. Weisenberg........................................           246,200              6.0%
All directors and executive officers as a group (9
  persons)..................................................         1,804,305(4)          40.9%

---------------
 *  Less than one percent (1%).

(1) The address of each person who holds in excess of 5% of the Common Stock identified in this table is 12000 West Park Place, Milwaukee, Wisconsin 53224.

(2) Includes the following shares subject to stock options or warrants which were exercisable as of or within 60 days of March 10, 1999: Mr. Adam, 26,835; Mr. Dunham, 3,000 shares; Mr. Grelck, 202,704 shares; Mr. Mermel, 26,835 shares; Mr. Wassarman, 6,000 shares; Mr. Weisenberg, 3,000 shares; and all directors and executive officers as a group, 292,744 shares. Other than Mr. Dunham who holds warrants, all of the foregoing shares relate to outstanding options.

(3) Consists of (a) 165,000 shares held by the Dykstra Family Limited Partnership for which Mr. Dykstra acts as managing general partner and (b) 410,000 shares held by a family trust for which Mr. Dykstra serves as trustee.

(4) Assumes the exercise of all options and warrants held by the group which were exercisable as of or within 60 days of March 10, 1999.

OTHER BENEFICIAL OWNERS

     The following table sets forth information, as of December 31, 1998, regarding beneficial ownership by the only other persons known to the Company to own beneficially more than 5% of the outstanding Common Stock as of December 31, 1998. The beneficial ownership set forth below has been reported on filings made by such beneficial owners on Schedule 13G with the SEC.

                                               AMOUNT AND NATURE
                                            OF BENEFICIAL OWNERSHIP
                                     --------------------------------------
                                       VOTING POWER       INVESTMENT POWER
NAME AND ADDRESS                     -----------------    -----------------                 PERCENT
OF BENEFICIAL OWNERS                  SOLE      SHARED     SOLE      SHARED    AGGREGATE    OF CLASS
--------------------                 -------    ------    -------    ------    ---------    --------
Heartland Advisors, Inc.(1)........  378,200      0       826,200      0        826,200       20.1%
  790 North Milwaukee Street
  Milwaukee, Wisconsin 53202
Donald W. Vahlsing.................  229,900      0       229,900      0        229,900        5.6%
  12000 West Park Place
  Milwaukee, Wisconsin 53224

---------------
(1) The filing made by Heartland Advisors, Inc. indicates that the Common Stock as to which it is deemed to be beneficial owner is held in various investment advisory accounts.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's executive officers, directors and more than 10% beneficial owners to file reports of ownership and changes in ownership with the SEC. The regulations of the SEC require such persons to furnish the Company with copies of all Section 16(a) forms they file. As follows, there were several late filings on the part of several officers and directors: (i) in February 1998, Mr. Dykstra inadvertently failed to report the January 30, 1998 sale of stock by a trust (for which he serves as trustee and of which he and his spouse are beneficiaries) until March 5, 1998; (ii) in April 1998, Mr. Grelck was seven days late in filing his Initial Statement of Beneficial Ownership; and (iii) in January 1999, Messrs. Adam, Mermel, and Wassarman were five days late in filing their Annual Statements of Changes in Beneficial Ownership. The Company believes that, in all other respects, the officers, directors and more than 10% beneficial owners have timely complied with the Section 16(a) filing requirements.

                            PERFORMANCE INFORMATION

     The following graph compares on a cumulative basis changes since February 25, 1994 (the date on which the Common Stock was first publicly traded) in (a) the total shareholder return on the Common Stock, (b) the total return of companies in the Nasdaq Stock Market Index ("Nasdaq U.S."), and (c) the total shareholder return of companies in the Nasdaq Computer and Data Processing Stock Market Index ("Nasdaq CDPSM") consisting of a peer group of publicly-traded software companies. The total return information presented in the graph assumes the reinvestment of dividends. The graph assumes $100 was invested on February 25, 1994 in Common Stock, the Nasdaq U.S. and the Nasdaq CDPSM.
COMMON STOCK PERFORMANCE GRAPH

                                                  EFFECTIVE MANAGEMENT
                                                      SYSTEMS, INC.                NASDAQ U.S.                NASDAQ CDPSM
                                                  --------------------             -----------                ------------
02/25/94                                                 100.00                      100.00                      100.00
11/30/94                                                  80.00                      113.00                       95.00
11/30/95                                                  59.00                      136.00                      176.00
11/30/96                                                  77.00                      168.00                      217.00
11/30/97                                                  54.00                      208.00                      281.00
11/30/98                                                  25.00                      254.00                      410.00

                                  2/25/94    11/30/94    11/30/95    11/30/96    11/30/97    11/30/98
                                  -------    --------    --------    --------    --------    --------
Effective Management
  Systems, Inc. ................   $100        $ 80        $ 59        $ 77        $ 54        $ 25
Nasdaq U.S. ....................   $100        $113        $136        $168        $208        $254
Nasdaq CDPSM....................   $100        $ 95        $176        $217        $281        $410

     The Offer Price, when viewed in perspective of the above chart, raises the Company's cumulative return to $56.25.